UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 2)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019.

Commission File Number: 001-38524

Titan Medical Inc.

(Exact Name of Registrant as Specified in Charter)

170 University Avenue, Suite 1000

Toronto, Ontario M5H 3B3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibit 101 on this Report on Form 6-K (Amendment No. 2) will be deemed to be incorporated by reference into the Registrant’s Form F-3 registration statement filed July 30, 2019 (File No. 333-232898)

EXPLANATORY NOTE

Titan Medical Inc. (the “Registrant”) is filing this Amendment No. 2 to the Form 6-K, filed on August 1, 2019, solely to furnish its financial statements for the three and six months ended June 30, 2019 and 2018 formatted in eXtensible Business Reporting Language.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN MEDICAL INC.
(Registrant)

Date: September 30, 2019	By:	/s/ Stephen Randall
	Name:	Stephen Randall
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1*	Unaudited Condensed Interim Financial Statements Three and Six Months Ended June 30, 2019 and 2018

99.2*	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2019

99.3*	Form 52-109F2 Certification of Interim Filings (CEO)

99.4*	Form 52-109F2 Certification of Interim Filings (CFO)

*	Previously included in the registrant’s Form 6-K filed on August 1, 2019.

XBRL

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase